September 2, 2025

Wai Ting, CHEUNG
Chief Executive Officer
HAMA Intelligence Ltd
380 Jalan Besar, #07-10 ARC 380
Singapore 209000

       Re: HAMA Intelligence Ltd
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted August 7, 2025
           CIK 0002067016
Dear Wai Ting, CHEUNG:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 3, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Cover Page

1. We note your response to prior comment 1, including your updated disclosure regarding certain dividends, and reissue in part. If true, please state plainly that no other distributions have been made to date between the holding company and its subsidiaries, or to investors. We note your disclosure that there has been no transfer or assets or cash among HAMA BVI and its subsidiaries.
 September 2, 2025
Page 2


2. We note your responses to prior comments 2 and 3 and reissue in part. Please provide cross-references to the applicable discussions in your Prospectus Summary. Also discuss here whether there are limitations on your ability to transfer cash between you and your subsidiaries or investors, as you do on pages 3-4.
Prospectus Summary
Permission Required from Hong Kong Authorities, page 4

3. We note your response to prior comment 7 that no permissions or approvals have been denied by the PRC authorities. Also state in this section whether any permissions or approval have been denied by the Hong Kong authorities.
Report of Independent Registered Public Accounting Firm, page F-2

4. We note that an other matter section was added to the audit report. Please tell us your consideration of paragraph .05 of AS 3110 with respect to the dating of the audit report.


       Please contact Scott Stringer at 202-551-3272 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Lilyanna Peyser at 202-551-
3222 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services